Exhibit 21
DISH DBS CORPORATION AND SUBSIDIARIES
LIST OF SUBSIDIARIES
As of December 31, 2008

	State or Country	Name Doing
Subsidiary	of Incorporation	Business As
DISH Network L.L.C.	Colorado	ESLLC
EchoStar Satellite Operating L.L.C.	Colorado	SATCO
Echosphere L.L.C.	Colorado	Echosphere
DISH Network Service L.L.C.	Colorado	DNSLLC